

MERIDIAN HIVE

2019 Report

Dear investors,

The company provided solid revenue for the year and in particular Q4. The operational improvements made in November will improve our gross margins going forward.

We solidified our product line up to include four year-round products: Blackberry, Honey, Peach, and Lemon. We moved and/ or launched a new seasonal release calendar with Tropical, Rose, Mango and Cherry.

Existing out of state revenue increased, albeit at lower margins. We launched Arizona and Michigan during the year, with good success in both markets. Our focus on Austin sales resulted in 38% growth. While the rest of Texas sales grew less than 10%, we put in place improved management procedures and developed a better working model with our distributor.

We had challenges on the human resource front, particularly on the operations side. Our team pulled together to deliver and we continue to work to create the highest quality products at a cost that delivers good margins.

As a result of the national emergency declared on January 27, 2020 due to the coronavirus, we anticipate some impact on sales to our on-premise customers. At this time, the length of the emergency is unknown and the full impact on our sales is not quantifiable.

We need your help!

We have launched Mead Club, so if you haven't signed up yet, please join in by going to our website. You'll get club only releases of Mike's best small batches. Please continue to support Meridian Hive in the markets where we serve; and if we aren't in your city / state / country yet, please be patient with us and order through our website. We are also currently raising additional funds through a convertible note - Accredited Investors Only. For information on the raise please reach out directly to cayce@meridianhive.com.

Sincerely,

Cayce Rivers
Chief Executive Officer

Eric Lowe
Co-Founder + Director of Operations

Mike Simmons
Co-Founder + Head Meadmaker

Our Mission

We are continuing our growth after an awesome 2017, where we expanded capacity, won 9 competition medals, and generated $730k in revenue. We will solidify our position as an iconic Austin brand by creating a new tasting room in downtown Austin. We'll also expand our out of state distribution to the major areas where craft beer and cider thrive. We aim to be the draft mead leader in every region we sell. Once we establish that position in the US, we'll begin exporting to Europe and Asia in 2021.

See our full profile

How did we do this year?

Report Card

B+

The Good

Overall revenue of $832k, an increase of 35% from 2018. $250k in revenue in Q4 2019, our largest quarter ever.

We added 30+ years of experience to our sales team.

Operationalized major cost saving initiatives in November that will drive Cost of Goods down by approximately 15%

The Bad

The company showed a loss of $184k.

Unexpected turnover in key Operations roles led to higher people costs and delays in improvements.

The company did not secure a satellite tasting room. Both promising locations fell through after months of negotiations.

2019 At a Glance

January 1 to December 31

$826,924 +34%
Revenue

-$184,200
Net Loss

$125,190 +67%
Short Term Debt

$249,500
Raised in 2017

$90,000
Cash on Hand
As of 04/30/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Mead, the gluten-free alcohol made with fermented honey, is increasing market share in the craft beverage sector. Started in 2013 in Austin, TX, we're currently in our growth stage and are distributed in 7 states. We have 15 different products, making us appealing to the 50% of brewpub patrons choosing non-beer options (according to a Neilson study). We also help meet that demand through our popular carbonated draft mead, a modern and refreshing take on the classic alcohol.

We are continuing our growth after 2017, where we expanded capacity, won 9 competition medals, and generated $730k in revenue. We expanded our out of state distribution to the major areas where craft beer and cider thrive. We aim to be the draft mead leader in every region we sell.

Milestones

Mars Colony, LLC DBA Meridian Hive was incorporated in the State of Texas in June 2016.

Since then, we have:

- Won 18 awards from prestigious mead competitions since 2013.
- Earned than $800,000 in revenue in 2019
- Sold our products in over 1200 restaurants, bars, and grocery stores, including major chains like H-E-B, Total Wine, Whole Foods, Spec's, Twin Liquors, and World of Beer.
- Distributed in 7 states including Texas, Colorado, Arizona, Georgia, Tennessee, Michigan, and New Mexico.
- Had, as one of the best mead makers in the world, co-founder Mike Simmons, the only person to ever win four gold medals in a single year at the world's largest mead-making competition, The Mazer Cup.
- Been among H-E-B's fastest growing Texas Craft Brands
- Produced 4 year-round draft products, 3 seasonal draft products, 4 Still meads and commenced 3 unique Still meads quarterly for our mead club members

Historical Results of Operations

Our company was organized in June 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $827,000 compared to the year ended December 31, 2018, when the Company had revenues of $618,000. Our gross margin was 43% in fiscal year 2019, compared to 46% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $469,000 including $79,000 in cash. As of December 31, 2018, the Company had $332,000 in total assets, including $23,000 in cash.
- *Net Income.* The Company had net losses of $184,900 and $183,300 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $921,000 for the fiscal year ended December 31, 2019 and $600,000 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $754,000 in debt, including the Convertible Notes offering in 2019. The proceeds of the offering were used to implement cost-saving measures and increased marketing initiatives.

The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Short/Mid Term Expenses

Mars Colony, LLC DBA Meridian Hive cash in hand is $79,000, as of December 2019. Over the last three months, revenues have averaged $71,500/month, cost of goods sold has averaged $32,800/month, and operational expenses have averaged $42,000/month. Our intent is to be profitable in 6 months.

Sales continue to be strong in Austin and in Texas. We expect revenues to increase in Texas and out of state this year. This will be driven by an increase in Sales team members and marketing efforts in Austin and other key markets.

As a result of the national emergency declared on January 27, 2020 due to the coronavirus, we anticipate some impact on sales to our on-premise customers. At this time, the length of the emergency is unknown and the full impact on our sales is not quantifiable.

Net Margin: -22% **Gross Margin: 54%** **Return on Assets: -39%** **Earnings per Share: -$0.06** **Revenue per Employee: $91,880**

Cash to Assets: 17% **Revenue to Receivables: 1,333%** **Debt Ratio: 180%**

2019_Financial_Statments_Final.pdf

Mars_12-31-17_FStmts.PDF

We ❤ Our 62 Investors

Thank You For Believing In Us

Casey Iaccino
Rhys Kucharski
Dion Lancia
Andrew Tucker
Catherine J Amos
Dee Bond
Carvin Wilson
Kathleen McLean
Kevin Lysaght
Keith Jacobs
Michael B. Davis
Yosuke Kato
Fernando Avalos Jr
George Steven Amos
Thomas J Weaver
Steve Fox
George West
Thomas Struppeck
Chadd McNicholas
Maxwell Kilb
Prakash Kumar
Adam Field
Miguel A DeLeon
John David Rausch, Jr.
Farris Alqassar
Ryan Stockmal
Dang Nguyen
Peter Nangle
Joseph Carothers
Robert Brandon Sokol
Jonathan Adams
Hank Yan
John Allen Clair
Cynthia Layne
Sarah Velde Victor
Karolyn Son
Roisin O'Reilly
Charles Johnson
David Burman
Megan Watson
Linda Wheeler
Meitra Shepherd
Michael W Gibbs
Greg Meszes
Rebecca J Volino
Christopher Carmouche
Doug Price
Bryan Garcia
Stephanie Massey
Sean Rogers
Lawrence Slade
Carl Russo
Vikash Kumar
Justin A Skladanek
Carlos Manuel Rebolledo
Matthew Neth
Justin Gray
Dan Daugherty
Drew Wells
Lance Stodghill
Daniel And Joelle Dewbe...
Matthew Davis

Thank You!

From the Meridian Hive Team



Cayce Rivers
Chief Executive Officer


MERIDIAN
HIVE

Eric Lowe
Co-Founder + Director of Operations



Mike Simmons
Co-Founder + Head Meadmaker



Angi Wilkes
Sales Manager



Robert Bellah
Hive Manager



Linda Wheeler
Finance Director
(Part-time)



Gerry O'Reilly
Marketing Manager
(Part-time)



Greg Thibodeau
Cellarman



Eric Rivers
Bookkeeping and Management
(Part-time)

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Mike Christopher Simmons	Mechanical Engineer @ Concurrent Design	2016
Eric Lowe	Senior Principal Software Engineer @ Oracle America, Inc	2016
William C Rivers	CEO @ Meridian Hive	2016
Jonathan Luers	Applications Engineer @ Silicon Laboratories	2016
David Eric Rivers	CAD designer @ Consultant	2016

Officers

OFFICER	TITLE	JOINED
Mike Christopher Simmons	Product Innovation	2016
Eric Lowe	Operations Director	2016
William C Rivers	CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
William C Rivers	1,117,784 Voting member units	38.0%
Eric Lowe	744,536 Voting member units	25.0%
Mike Simmons	584,197 Voting member units	20.0%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Jonathan Luers	03/29/2014	$122,618	$122,619	4.5%	01/28/2028	Yes
Eric Lowe	10/31/2015	$175,527	$178,722	4.5%	02/01/2023	Yes
William Rivers	07/01/2016	$9,322	$4,273	10.0%	06/14/2020	Yes
Kevin Lysaght	05/21/2017	$45,000	$34,438	5.0%	10/01/2020	Yes
Kevin Lysaght	06/01/2017	$10,000	$6,132	5.0%	07/15/2020	Yes

Related Party Transactions

Name	Kevin Lysaght
Amount Invested	$45,000
Transaction type	Loan
Issued	04/25/2017
Outstanding principal plus interest	$34,438 as of 08/2018
Interest	5.0 per annum
Maturity	10/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	family member

Loan for purchase of wine tanks

Name	Eric Lowe
Amount Invested	$175,527
Transaction type	Loan
Issued	10/31/2015
Outstanding principal plus interest	$178,722 as of 08/2018
Interest	4.5 per annum
Maturity	02/01/2023
Outstanding	Yes
Current with payments	Yes
Relationship	owner

Payment of $22,250 plus accrued interest is due on each of 02/01/2019, 02/01/2020, 02/01/2021 and 02/01/22. The balance is due 02/01/23.

Name	Jonathan Luers
Amount Invested	$122,619
Transaction type	Loan
Issued	03/29/2014
Outstanding principal plus interest	$122,619 as of 08/2018
Interest	4.5 per annum
Maturity	01/28/2028
Outstanding	Yes
Current with payments	Yes
Relationship	owner

During 2018, payments are interest only, $460.00 per month.

Name	Kevin Lysaght
Amount Invested	$10,000
Transaction type	Loan
Issued	06/01/2017
Outstanding principal plus interest	$6,132 as of 08/2018
Interest	5.0 per annum
Maturity	07/15/2020
Outstanding	Yes
Current with payments	Yes
Relationship	family member

Loan for purchase of kegs

Name	William Rivers
Amount Invested	$9,322
Transaction type	Loan
Issued	07/01/2016
Outstanding principal plus interest	$4,273 as of 08/2018
Interest	10.0 per annum
Maturity	06/14/2020
Outstanding	Yes
Current with payments	Yes
Relationship	owner

Loan for purchase of kegs; payments are $194 per month

Name	Kevin Lysaght
Amount Invested	$65,000
Transaction type	Loan
Issued	09/15/2019
Outstanding principal plus interest	$62,195 as of 03/2020
Interest	5.0 per annum
Maturity	09/15/2024
Outstanding	Yes
Current with payments	Yes
Relationship	Family Member

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Membership Units	2,761,018	2,761,018	Yes
Non Voting Membership Units	210,900	210,900	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Eric Lowe is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Mike Christopher Simmons is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Company is involved in two lease agreements, which may affect business revenues and cash flow moving forward.

The Company leases its production facility and taproom location under a non-cancelable operating lease agreement with an initial expiration date of August 31, 2017. The Company subsequently renewed this lease for an additional two year period expiring July 31, 2019. Monthly rent expense under this lease was $3,300 for 2017 and 2016. The total rent expense related to this location was 39,600 for 2017 and 2016.

The Company leases a delivery van and sales vehicles under non-cancelable operating lease agreements which began in October 2017 and terminate in September 2023. Monthly lease expense under these leases ranged from $304 to $381 for 2017. The total lease expenses related to these leases was $2,054 for 2017.

The membership units into which the convertible note will convert (upon an event) have not yet been issued by the Company.

Mike Simmons is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Eric Lowe is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Litigation, including potential claims, legal compliance and related liabilities could distract our focus from our core business.

There are risks relying on our current supply chain and third party ingredient and material sourcing. The performance of vendors and distribution partners will have impacts on our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Change in consumer habits and their decisions around lifestyle choices could impact premium alcohol sales.

Ingredient supply considerations including honey and fruit which accounts for <60% of our costs. Should a global crisis in honey arise, we would be negatively impacted.

Revenue forecast accuracy, estimates and assumptions, and the company's ability to manage working capital, contracts, inventory and operational capacity to support the growth strategy may not meet expectations, harming future business growth.

Government regulation changes may adversely impact the alcohol manufacturing and distribution channels including but not limited to tax increases, regulatory and compliance requirements / reporting.

The competitive landscape may change and other / new entrants may bring in competing products, some of those with preexisting distribution networks.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, any value given the notes by the Company will be determined by the board of directors in accordance with U.S. generally accepted accounting principles. If the notes are traded on a market and their price is readily available, they will be valued based on their trading prices. Otherwise, they will be valued at fair market value as determined in good faith in accordance with generally accepted standards on a quarterly basis. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the loan. Valuation determinations will be reviewed no less than annually by the Company's board of directors.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Mars Colony, LLC DBA Meridian Hive

- Texas Limited Liability Company
- Organized June 2016
- 9 employees

8120 Exchange Dr Ste 400
Austin TX 78754

http://www.meridianhive.com

Business Description

Refer to the Meridian Hive profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Meridian Hive is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/meridianhive/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* ***Terms*** *&* ***Privacy Policy****. If investing, you accept our* ***Investor Agreement****. You may also view our* ***Privacy Notice****.*